

Mail Stop 3561

February 23, 2017

<u>Via Email</u>
Mr. Lawrence W. McAfee
Executive Vice President and Chief Financial Officer
U.S. Physical Therapy, Inc.
1300 West Sam Houston Parkway South
Suite 300
Houston, Texas 77042

> **Re: U.S. Physical Therapy, Inc.**
> **Form 10-K for the Year ended December 31, 2015**
> **Response dated February 10, 2017**
> **File No. 1-11151**

Dear Mr. McAfee:

We have reviewed your February 10, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 12, 2016 letter.

U.S. Physical Therapy Inc. and Subsidiaries Financial Statements
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Non-controlling Interests, page 44

1. We read your response to comment 2. It appears that the adjustments to your December 31, 2015 financial statements will increase redeemable non-controlling interests by $32.3 million or 365%, decrease your total permanent equity by $30.6 million or 16% and decrease your basic and diluted earnings per share by $0.14 per share or 8%. It also appears that your earnings per share trend from 2014 to 2015 changed with a flatter 1% increase now versus the 9% increase before the correction. Please provide an analysis in support of your conclusion that the errors were not material to any annual or quarterly

period depicted in: (a) your 2015 Form 10-K and (b) any subsequently-filed Form 10-Q. Please also tell us the period in which the error originated.

2. Please revise the proposed accounting policy disclosure in your response to comment 2 to also address the guidance in paragraphs 16(c) and 16(e) of ASC 480-10-S99-3A. Please also clarify the portions of your redeemable non-controlling interests that are currently redeemable and not currently redeemable because the redemption terms have not been satisfied. For the portion that is not currently redeemable, please disclose your accounting policy election for these interests pursuant to paragraphs 15(a) and 15(b) of ASC 480-10-S99-3A. Please describe how you are applying the guidance in paragraph 22(b) of 480-10-S99-3A in accounting for your redeemable non-controlling interests. Please also provide footnote disclosure that reconciles to the numerators and denominators used in your revised basic and diluted earnings per share computations.

3. We read your response to comment 2. Please tell us the accounting literature you are relying upon to present basic and diluted earnings per share prior to revaluation of redeemable non-controlling interests on the face of your statement of net income. Please also tell us whether the net income attributable to common shareholders label complies with the requirements in Rule 5-03.20 of Regulation S-X to present net income attributable to the controlling interest and the related requirement in SAB Topic 6:B to present income available to common shareholders.

4. Please tell us why the equity and total equity labels used in your balance sheets are appropriate in light of your redeemable non-controlling interests or revise them accordingly.

5. In light of the error correction related to your accounting for redeemable non-controlling interests, please tell us whether you continue to believe both your internal control over financial reporting and your disclosure controls and procedures were effective as of December 31, 2015 and the factors you considered to support these conclusions. Refer to Items 307 and 308 of Regulation S-K.

Note 5. Redeemable Non-Controlling Interest, page 52

6. Please revise your footnotes to disclose in greater detail the principal redemption terms associated with your redeemable non-controlling interests.

You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and
Mining